SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 4

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2021

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Ramón E. Martínez de la Guardia

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, NW

Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and

Exchange Commission be sent to:

Eli Whitney Debevoise II, Esq.

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Avenue, N.W.

Washington, D.C. 20001

*	The Registrant is filing this annual report on a voluntary basis.

REPUBLIC OF PANAMA (THE “REGISTRANT” OR “REPUBLIC”)

The purpose of this Amendment to the annual report of the Registrant on Form 18-K for the year ended December 31, 2021, as amended, is to file with the Securities and Exchange Commission Recent Developments in the Republic of Panama as of July 31, 2023, included as Exhibit Q hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Panama, Panama, on the 31st day of July, 2023.

REPUBLIC OF PANAMA

By:	/s/ Héctor E. Alexander H.
Name:	Héctor E. Alexander H.
Title:	Minister of Economy and Finance of the Ministry of Economy and Finance of the Republic of Panama

EXHIBIT INDEX

Exhibit No.

A:	None

B:	None

*C:	Copy of the 2022 Annual Budget of the Republic (in Spanish) (Rule 311) (P)

*D:	Current Description of the Republic

*E:	Opinion dated November 21, 2022 of Arnold & Porter Kaye Scholer LLP

*F:	Opinion dated November 21, 2022 of the Procurador de la Administración

*G:	Form of 6.400% Global Bonds due 2035

*H:	Terms Agreement, dated November 14, 2022, by and between the Republic and BofA Securities, Inc. and HSBC Securities (USA) Inc.

*I:	Recent Developments in the Registrant as of November 14, 2022

*J:	Opinion dated March 28, 2023 of Arnold & Porter Kaye Scholer LLP

*K:	Opinion dated March 28, 2023 of the Procurador de la Administración

*L:	Form of 6.400% Global Bonds due 2035

*M:	Form of 6.853% Global Bonds due 2054

*N:	Terms Agreement, dated March 21, 2023, by and between the Republic and Goldman Sachs & Co. LLC and Scotia Capital (USA) Inc.

*O:	Recent Developments in the Registrant as of March 21, 2023

*P:	Recent Developments in the Registrant as of July 17, 2023

Q:	Recent Developments in the Registrant as of July 31, 2023

*	Previously Filed
(P)	Previous paper filing under cover of Form SE pursuant to Rules 306(c) of Regulation S-T

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